RECEIVED

2007 FEB -8 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

mesoblast
the adult stem cell company

07020900

30 January 2007

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commission.

These lodgements date from 23 December to the present date 30 January 2007.

Yours sincerely

Kevin Hollingsworth
Company Secretary

PROCESSED

FEB 1 2 2007

THOMSON
FINANCIAL

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

82-34929

mesoblast
the adult stem cell company

asx announcement

AN ADVANCED STAGE OF CLINICAL DEVELOPMENT AND PRODUCT COMMERCIALISATION

Address to the Annual General Meeting and Extraordinary General Meeting of Mesoblast Limited by the Executive Chairman Michael Spooner

Over the past 12 months there has been enormous discussion in the media and in public forums regarding regenerative medicines and the potential that stem cells hold for our future. And in particular, ensuring the quality of our lives as we age and as we seek to cure diseases that will impact an overwhelmingly great percentage of our community.

No longer does society or the medical community accept spiralling costs associated with palliative care for accident victims and patients suffering from common diseases when there may be solutions at hand to actually cure these conditions. Enormous public discussion has focused on the moral and ethical issues associated with embryonic stem cell research - research that is literally still very much in its infancy.

Mesoblast has not purposefully avoided this controversy, but rather we have deliberately focused on delivering into the clinic our platform technology using specialist adult stem cells. Clearly, Mesoblast has proven during the past 12 months in particular that our technology has enormous potential as a safe, highly profitable and most importantly effective means of treating a host of diseases. It is this focus and dedication that has made 2006 an outstanding year for our company and a precursor of real and sustainable progress to be made in the short term.

Milestones and Highlights

Some 12 months ago at the last Annual General Meeting I promised you an extraordinary year for Mesoblast. I am proud of not only the fact that we have delivered on this promise but also accomplished significant milestones well ahead of schedule.

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

Chief amongst our milestones and highlights for the year was the filing of our first Investigational New Drug submission to the United States Food and Drug Administration on 21 November of this year. This major milestone was accomplished some six months ahead of schedule and, subject to FDA clearance, will enable your company to progress directly to clinical trials of our allogeneic product early next year.

Importantly, this major milestone recognises that your company has rapidly achieved an advanced stage of clinical development and product commercialisation. And significantly, it is the first of many INDs that we propose to submit to the FDA for a multiplicity of applications.

Mesoblast's Chief Scientific Adviser, Professor Silviu Itescu, will speak further on the details of the IND. Suffice at this stage however to say that as a result of our capital raising earlier this year of $17.2 million we now have sufficient funds in place and are fully committed and absolutely focused on rapidly delivering these clinical trials.

Equally important in many respects to the filing or our first IND has been the granting of key intellectual property patents in both the US and in Australia. IP is the lifeblood of your company; it ensures that we are well positioned to enter large markets and provides assurances to our potential partner organisations. Patents granted during the year are in effect our insurance policy and add substantially to the value of our company. Mesoblast and Angioblast have a comprehensive and ongoing program to continually expand and improve upon our intellectual property.

As announced last year, Mesoblast and Angioblast have entered into collaborative arrangements with some of the world's largest medical device companies. We have continued to work closely with these companies.

In the lead up to our IND submissions we completed during the year a number of enormously important projects including:

- Large animal studies for therapies associated with spinal fusion, large bone fractures and in the treatment of cardiovascular disease. These studies have been extremely successful and the information produced has been pivotal to our IND submissions.
- The delivery of compelling data associated with the safety and efficacy of our allogeneic stem cells and with it a proving up of our business model of a high margin business.
- Manufacturing and scaleability of our stem cell technology in a Good Manufacturing Practice or GMP compliant facility.

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

We have commenced a number of new and exciting projects during the year including:

- Pilot clinical trials at The Royal Melbourne Hospital and John Hunter Hospital for the treatment of large non-union fractures and cardiovascular disease. These trials are ongoing. However they have already provided significant and valuable assistance to us in proving up our Standard Operating Procedures in a clinical setting. Importantly, as disclosed to the market, there have been a number of exciting developments associated with patients enrolled in these studies.

- We have received a $2.7 million Commercial Ready grant from the Australian Government to assist us in progressing new cartilage programs in the treatment of osteoarthritis. These and other new programs form the basis to the next wave of clinical therapies your company is looking to deliver in due course.

The progress made during the past 12 months has been enormous and I could continue with additional milestones that have been communicated regularly, and I hope clearly, to the market throughout the year. Suffice to say at this point that I continue to be proud of our company and our notable achievements.

Financial Position

Our financial results for the year to 30 June 2006 were as follows:

Income:

- Funds received as a result of our Commercial Ready Grant have been treated as income on an 'as received' basis and totalled approximately $1.85 million dollars. There was no corresponding amount for the previous period.
- Interest during the period from bank deposits was approximately $557,000 as compared with $502,000 for the previous period
- R&D tax offset income was approximately $345,000 again with no comparative from the previous period.
- Sundry income including foreign exchange gains were approximately $64,000 with no comparative from the previous year.

Expenses:

In line with your Board's expectations and rapid progress made during the period, cash expenses climbed from approximately $1,168,000 for the 6.5 months from the date of our listing on 16 December 2004 until 30 June 2005 to approximately $7,535,000 for the 12 months to 30 June 2006. These expenses included both Research and Development costs which are immediately written off as well as Operating and Management costs.

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

Non cash based expenses including Equity Accounted Losses in Angioblast Systems Inc as well as Employee Option Costs totalled approximately $805,000 for the 6.5 months to 30 June 2005 as compared with approximately $3,585,000 for the full 12 months to 30 June 2006.

Cash on hand at 30 June 2006 was approximately $7,854,000. However at the end of September 2006 cash on hand was approximately $19,567,000 as a result of a $17.2 million capital raising which was concluded earlier this year. Your Board is confident that there are sufficient funds in place to continue operations and to achieve our well defined goals moving forward.

Proposed Further Investment in Angioblast Systems Inc

As you are aware, the independent Board members of Mesoblast are pleased to recommend to you, our shareholders, a further investment in our sister company, Angioblast.

At the time of our public listing in December 2004, Mesoblast took a 33.3% interest by way of converting preference shares in Angioblast through a $10 million early stage investment. The proposed further investment of $8.5 million will bring our total shareholding in Angioblast to approximately 39.2% on a fully diluted basis.

These additional funds to be invested will be used to complete an agreed cardiovascular Phase II clinical trial and for the further development of the proprietary adult stem cell technology.

The independent Board members of Mesoblast spent considerable time and energy in negotiating a performance oriented agreement with Angioblast. Further information associated with the proposed further investment have been set out in the EGM - Notice of General Meeting which was forwarded to all shareholders.

In summary, the proposed further investment in Angioblast provides for:

- Periodic payments that will be used in achieving clinical trial milestones
- The appointment of a second Mesoblast representative on the Angioblast Board of Directors
- Various anti-dilution provisions for the investment
- Mesoblast investor rights that ensure a continued focus on delivering Phase II clinical trial results

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

- And finally a 15-month option to acquire an additional $5 million in Angioblast preference shares on substantially the same terms as for the proposed $8.5 million investment. This option however will only be undertaken with funds that are not essential to the performance of Mesoblast's own clinical and regulatory goals.

Importantly, the independent Board members of Mesoblast retained Deloitte Corporate Finance Pty Ltd to provide our shareholders with an Independent Experts' Report that in essence states it is their belief that the proposed further investment is both fair and reasonable to the shareholders of Mesoblast (other than related party shareholders). A copy of this report has also been forwarded to you.

Our goals in undertaking the proposed further investment are very clear:

- Focus on delivering Phase II clinical trial results in the United States
- Move rapidly forward in the value creation chain by achieving our milestones
- Ideally position both Mesoblast and Angioblast with sufficient funds for any future discussion with large third party medical companies.
- Continue to benefit from the international team we have developed and a joint sharing of costs where appropriate.

The Year Ahead

2007 is set to significantly bolster Mesoblast's positioning as a company at an advanced stage of clinical development and product commercialisation. Our goal will be to make substantial progress along the value chain by:

- Commencing our US-based clinical trial program. Our orthopaedic trials in particular will provide early and ongoing tangible outcomes. We would therefore expect to be well placed to regularly update the market on our progress.
- We will continue to work closely with Angioblast in delivering additional orthopaedic as well as cardiovascular FDA submissions.
- Our cartilage programs that hold the promise of new massive market opportunity for the treatment of osteoarthritis will advance materially during the period.
- Importantly, we will work hard to extend and broaden our working relationships with large international medical device and pharmaceutical companies.

Staffing and Contractors

Mesoblast has taken a deliberate approach to limiting our size and recurring overheads. This approach entails ensuring that limited staff numbers perform to the highest level possible whilst dealing internationally with best of breed contractors and consultants. The tremendous progress and results achieved are a direct outcome of their hard work and commitment. Everyone is absolutely focused on preparing for an exciting 2007 and in the commencement of our new clinical trial program. I would indeed like to take this opportunity to publicly thank everyone involved in Mesoblast activities over the past 12 months for their outstanding contributions. I look forward to continuing our close and productive relationships.

Conclusion

In conclusion, I would like to take this opportunity on behalf of the Board of Directors to thank you, our shareholders, for your belief in Mesoblast and your valued, ongoing support.

Thank you.

Melbourne, Australia **23 November 2006**

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870

82-34929



mesoblast

the adult stem cell company

Regenerative medicine...today's reality

November 23, 2006

mesoblast

Major Accomplishments Since Listing

1. Demonstrated ***scale-up*** of manufacturing process
2. Demonstrated ***safety*** of manufacturing and cells in patients
3. Shown that ***allogeneic*** ("off-the-shelf") stem cells are ***effective***
4. Granted ***United States*** composition-of-matter stem cell ***patent***
5. Filed first ***IND submission*** to FDA for Phase II clinical trial

mesoblast

our cells deliver an efficient high margin business

an off the shelf product with margins equivalent to a pharmaceutical

- one donor -- hundreds/thousands of patient doses
- unrelated recipients
- frozen product immediately available -- good physician uptake
- low manufacturing costs, high margin
- centralised manufacturing (FDA and GMP compliant)
- a biologic - safer than small molecules, more rapid regulatory approval
- multiple orthopaedic and cardiovascular indications

mesoblast



Road To FDA Approvals For An Allogeneic Stem Cell Product

Preclinical

- characterize stem cell population
- proof-of-principle small animal studies
- optimize *ex vivo* culture process in GMP facility
- safety/dose-ranging studies in appropriate large animal model (e.g sheep)

Clinical

- phase II allogeneic trials to identify safe, effective dose
- phase III allogeneic trials to establish efficacy

mesoblast

Pre-Clinical Studies For Allogeneic Trials

STUDY I: Back Pain/Intervertebral Disc Disease --- affects >20% of population

(a) intervertebral spinal fusion (projected 500,000 autografts/year in US by 2009)

(b) intervertebral disc regeneration (minimally invasive procedure)

STUDY II: Long Bone Fractures:

(a) delayed or non-union fractures (>500,000 in US annually)

(b) primary fractures at risk of poor outcome

In progress

STUDY III: Cartilage Regeneration in Joints --- osteoarthritis, sports injuries

(a) chronic arthritis of knee (>800,000 arthroscopic knee surgery in US annually)

(b) acute meniscal tears (knee)

(c) rotator cuff tears (shoulder)

mesoblast

Robust Spinal Fusion In Sheep Treated With Allogeneic MPC


ORTHOPEDIC RESEARCH
MESOBLAST


four-month fusion score
0
0.5
1
1.5
Autograft
HA TCP
25M MPC
75M MPC
225M MPC

mesoblast

MPC Induced Fusion Mass Progressively Increases In Robustness Over 9 Months By XRay



carrier alone
carrier +
225M MPC
Score
2.5
2
1.5
1
0.5
0
p=0.023
p=0.046
1
2
3
4
5
6
9
10
Healing Duration (months)

mesoblast

MPC Induced Bone Growth Is Progressive, With Continuity Radius Increasing Between Months 4-9



Mid-Span Continutiy Radius, mean(mm)
1.4
1.2
1
0.8
0.6
0.4
0.2
0
P < 0.05
9 months
4 months
HA/TCP alone
HA/TCP + 225M MPC

mesoblast

MPC Therapy For Segmental Bone Defects




5 cm

- 25-30% of the mid portion of the femur is resected.
- Structural stability maintained by intramedullary "nail" locked proximally and distally by transfixing screws.

mesoblast

Allogeneic MPC Induce Earlier And Higher Frequency Of Bone Union In Critical-Sized Ovine Tibial Defect


% union at 3 months in 3cm tibial defect
90
80
70
60
50
40
30
20
10
0
HA/TCP/Collagen (n=12)
HA/TCP/Collagen
+ 225M MPC (n=35)
2 months
3 months


2 months
Cranio-caudal (AP)

CONFIDENTIAL

mesoblast



Pre-Clinical Studies For Cardiovascular IND Submissions, In Partnership With Angioblast Systems, Inc.

STUDY I: Acute Myocardial Infarction (Heart Attack)

- >1.1 million heart attacks in US annually
- catheter-based therapies to limit damage
- 46% develop heart failure due to loss of heart muscle within 6 years

STUDY II: Congestive Heart Failure (CHF)

- affects 5 million Americans (2% of the population)
- 550,000 new US cases annually

STUDY III: Peripheral Artery Disease (PAD)

- >8 million in US suffer from PAD
- >400,000 angioplasties annually to prevent limb amputation

Human MPC Induce Endogenous Cardiac Arteriogenesis And Improve Cardiac Function After Acute Ischemia



Ligate
LCA
% Change in FS
200
150
100
50
0
-50
-100
baseline
2 weeks
6 weeks
1x10^6 MPC
0.2x10^6 MPC
1x10^6 MNC (MPC-Depleted)
No. arterioles/high power field (alpha-SMA+/vWF+)
14
12
10
8
6
4
2
0
saline
0.2x10^6 MPC
1x10^6 MPC
saline
0.2x10^6 MPC
1x10^6 MPC

STUDY I: Allogeneic MPC in Acute Cardiac Ischemia

By Regional, Direct Injection

- Allogeneic sheep MPC
- 25-225 million MPC
- No immunosuppression
- Safety and efficacy outcome measurements


pressure measurements
perfusion measurements
bilateral diagonal artery ligation
volume measurements
cells injected into peri-infarct region and border zone


Allogeneic MPC Selectively Enhance Long-Term Perfusion In Infarct Region
Regional blood flow at 8 weeks relative to remote , nonischemic, myocrdium (%)
100
80
60
40
20
0
infarct region
controls
25M MPC
75M MPC
225M MPC
450M MPC


Epicardial Injection Of Allogeneic MPC Protects Against
Left Ventricular Diastolic Enlargement
% increase in DVOL from baseline
0
10
20
30
40
50
60
70
80
4 weeks
8 weeks
controls
25M MPC
75M MPC
225M MPC
450M MPC


Allogeneic MPC Treatment Prevents Late Remodelling
And Heart Failure Associated With Larger Infarct Size
Ratio DVOL at 8 weeks/baseline
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
0.80
0.90
1.00
1.10
1.20
1.30
1.40
Control
Cells
Linear (Cel
Linear (Co
Normalized infarct size (IL/DL)

STUDY II: Allogeneic MPC in Acute Cardiac Ischemia

By Catheter-Directed Injection, 5 days post-reperfusion

- Allogeneic sheep MPC
- 225 million MPC
- No immunosuppression
- Safety and efficacy outcome measurements



guided catheter delivery
isotope study for function and volume
balloon occlusion
volume measurements
cells injected into mapped border zone

Allogeneic MPC Prevent Late Cardiac Dysfunction When Injected Endomyocardially 5 Days Post-AMI/Reperfusion


*p=0.039
% change in EF between days 5-60 post-AMI
10
5
0
-5
-10
-15
-20
-25
-30
-35
-40
medium
225M MPCs

mesoblast



Australian Clinical Trials

experience proves scalability of manufacturing and safety of cells

two autologous clinical trials currently being undertaken in Australia, one orthopaedic and one cardiovascular

- up to 10 patients each
- safety in a clinical setting
- evaluate manufacturing process in a clinical environment

experience to date

- 8 patients implanted across both studies
- good safety profile, no acute or mid term reaction to stem cells
- validation of manufacturability and business model
- positive efficacy data in both orthopaedic and cardiac trials

MPCs Increase Perfusion In A Patient With Chronic Ischemia



baseline
Six months post-MPC injection
Horizontal Short Axis
Apex -> Base
Horizontal Long Axis
Infer. -> Super.
Stress
Rest

mesoblast

CONFIDENTIAL

MPCs Induce New Bone Growth And Union In A Patient With Femoral Fracture And Non-Union After 9 Months



baseline

6 wks post-MPC implantation

12 wks post-MPC implantation

mesoblast

Tracking Clear Value Drivers


Pilot Trial Updates
FDA IND Submissions
• orthopaedic (allo)
• cardiovascular (allo)
Phase II Clinical Trials
• orthopaedic (allo)
• cardiovascular (allo)
Cartilage Programs
Arterial Programs
2006
2007
2008
corporate partnerships

mesoblast



Next phase:

commence orthopaedic and cardiovascular phase II clinicals

- IND submission to FDA for spinal fusion filed
- IND submissions for additional orthopaedic and cardiovascular indications in progress
- US hospitals, key opinion leaders, and principal investigators identified
- guidelines for procedures and patient numbers in discussion
- large scale manufacturing to support phase II trials ready
- project plans and budgets completed for phase II
- funding in place



mesoblast

the adult stem cell company

Regenerative medicine...the future

November 23, 2006

LINK
MARKET SERVICES

MESOBLAST LIMITED

MSB EGM NOVEMBER 2006
Thursday, 23 November, 2006

RESULTS OF MEETING

82-34929

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

	Manner in which the securityholder directed the proxy vote (as at proxy close):				Manner in which votes were cast in person or by proxy on a poll (where applicable)		
Resolution	Votes ***For***	Votes ***Against***	Votes ***Discretionary***	Votes ***Abstain***	***For***	***Against***	***Abstain *****
1 ADDITIONAL INVESTMENT IN ANGIOBLAST SYSTEMS INC	20,767,434	89,660	1,598,054	44,730	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
2 FURTHER OPTION TO INVESTMENT IN ANGIOBLAST SYSTEMS INC	20,566,164	100,660	1,802,054	31,000	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

LINK
MARKET SERVICES

MESOBLAST LIMITED 82-34929

MSB AGM NOVEMBER 2006

Thursday, 23 November, 2006

RESULTS OF MEETING

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

	Manner in which the securityholder directed the proxy vote (as at proxy close):				**Manner in which votes were cast in person or by proxy on a poll (where applicable)**		
Resolution	Votes ***For***	Votes ***Against***	Votes ***Discretionary***	Votes ***Abstain***	***For***	***Against***	***Abstain *****
2 TO ADOPT THE REMUNERATION REPORT (VOTE IS ADVISORY ONLY)	64,346,421	49,700	2,012,554	5,135,307	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
3 RE-ELECTION OF DIRECTOR PROFESSOR SILVIU ITESCU	69,488,428	5,000	2,012,554	38,000	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
4 RATIFICATION OF PREVIOUS PRIVATE PLACEMENT OF MESOBLAST SHARES	49,359,540	83,260	4,846,522	104,111	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
5 ISSUE OF 150,000 OPTIONS TO DONAL O'DWYER	60,196,538	1,120,945	4,866,522	5,359,977	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands

** - Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

82-34929

mesoblast
the adult stem cell company

asx announcement

30 November 2006

The Manager
Companies Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

RECEIVED
2007 FEB -8 P 12:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RE: Mesoblast Ltd (ASX:MSB)

Dear Sir/Madam,

In accordance with ASX Listing Rule 3.10A, Mesoblast Limited ("Company") wishes to announce the release on 16 December 2006 of 46.79 million ordinary shares in the capital of the Company from the mandatory escrow restrictions which were imposed in respect of those shares on the original admission of the Company to the Official List of the Australian Stock Exchange Limited in December 2004.

Yours sincerely

Mesoblast Ltd

Kevin Hollingsworth
Company Secretary

mesoblast
the adult stem cell company

asx announcement

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

LINK
MARKET SERVICES

Link Market Services Limited
ABN 54 083 214 537
AFS Licence No. 230895

Level 9
333 Collins Street
Melbourne VIC 3000
Australia

RECEIVED
2007 FEB -8 P 12:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 December 2006

Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Re: Change of Share Register Address Notification

Please be advised that effective start of business Monday, 18 December 2006, the Melbourne street address of our share register – Link Market Services Limited (Link) – will change as follows:

To	**Level 9** **333 Collins Street** **MELBOURNE VIC 3000**
From	Level 4 333 Collins Street MELBOURNE VIC 3000

The associated postal address, telephone and facsimile numbers, as well as internet details remain unchanged.

Lodgement of documentation by member organizations, securityholders, and other interested parties must be made at the new address from Monday 18 December 2006.

I have attached a list of our Melbourne clients and their ASX Codes.

Should you have any questions regarding the change of address, please direct them to Leigh Bull, Executive Head of Victoria of Link on 03 9615 9822.

Yours sincerely

Leigh Bull
Executive, Head of Victoria

ASX Code	Company Name
AVV	AAV Limited
ACR	Acrux Limited
AED	AED Oil Limited
AMH	AMCIL Limited
AEZ	APN European Retail Trust
APD	APN Property Group
ARO	Astro Diamond Mines NL
AHS	Atlas Group Holdings Limited
ACD	Australian Central Credit Union Limited
AEU	Australian Education Trust
AFI	Australian Foundation Investment Company Limited
BAS	Bass Strait Oil Company Limited
BEC	Becton Property Group Limited
BTA	Biota Holdings Limited
BSL	BlueScope Steel Limited
CNP	Centro Properties Group
CER	Centro Retail Trust
CHR	Chalmers Limited
CCU	Cobar Consolidated Resources Limited
CGS	CogState Limited
CGJ	Coles Group Limited
CKL	Colorpak Limited
CMP	Compumedics Limited
CEU	ConnectEast Group
CSE	Copper Strike
CYN	CyGenics Limited
CYT	Cytopia Limited
DKS	Danks Holdings Limited
DJW	Djerriwarrh Investments Limited
EMB	Embelton Limited
FLK	Folkestone Limited
FRR	Frigrite Limited
GLE	GLG Corp Ltd
GMI	Global Mining Investments Limited
GLB	Globe International Limited
GNL	Great Gold Mines NL
HSN	Hansen Technologies Limited
HSP	Healthscope Limited
IPL	Incitec Pivot Limited
IFL	IOOF Holdings Limited
IRE	IRESS Market Technology Limited
JGL	Jackgreen Limited
JST	Just Group Limited
KGL	Kentor Gold
MTU	M2 Telecommunications
MPI	Mark Sensing Limited
MYP	Mayne Pharma Limited

82-34929

mesoblast
the adult stem cell company

asx announcement

MESOBLAST RECEIVES FDA CLEARANCE FOR PHASE 2 STEM CELL CLINICAL TRIAL

Key points:

- US FDA clears Mesoblast's IND submission for spinal fusion clinical trial
- First FDA-cleared allogeneic (unrelated recipient or off-the-shelf) stem cell product to begin trials in a spinal clinical indication
- FDA clearance validates Mesoblast's manufacturing, preclinical and clinical strategies
- Spinal fusion is first of multiple planned IND submissions to the FDA for additional clinical trials in major global market opportunities.

Melbourne, Australia; 18 December 2006: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that the United States Food and Drug Administration (US FDA) has cleared its Investigational New Drug Submission (IND) to commence a Phase 2 clinical trial for spinal fusion in the US.

Mesoblast Founder and Chief Scientific Adviser, Professor Silviu Itescu, said: "This is a major milestone for Mesoblast as clearance of our IND submission by the FDA validates the company's preclinical and clinical strategies for developing well-characterised, safe, and effective adult stem cell products.

"FDA clearance is a significant step towards commercialising our stem cell products in the major US market," Professor Itescu added.

Mesoblast's commercial strategy is to generate a series of high margin stem cell products that are obtained from a single donor, commercially expanded and frozen, and subsequently used in hundreds to thousands of unrelated, or allogeneic, recipients at the time and place of need.

Mesoblast is developing allogeneic (unrelated recipient) stem cell products for treatment of various medical conditions, including long bone fractures and degenerative intervertebral disc disease, both rapidly growing, billion dollar markets. In preclinical studies, Mesoblast's stem cells have generated statistically superior long bone repair and spinal fusion compared with controls.

Professor Itescu said this Phase 2 trial would be the first ever to test allogeneic, or 'off-the- shelf', adult stem cells for the treatment of spinal disc disease.

"The results of the trial will be used to support a pivotal Phase 3 clinical trial of Mesoblast's patented technology for spinal fusion, aiming to eliminate the need for autograft (or patient's own hip bone graft), reduce complications associated with existing treatment regimens, and improve fusion outcomes", he said.

During the conduct of the Phase 2 spinal fusion trial, Mesoblast will continue to work closely with several major international medical device companies, with a view to establishing strategic alliances for product sales and distribution at the most appropriate time.

About Mesoblast

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has a substantial equity holding in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please contact:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: + 61 (03) 9639 6036
M: +61 (0) 419 228 128
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com

82-34929

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares and Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	162,000 Ordinary shares 150,000 Unlisted Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares - As per the Company's Constitution being ordinary shares 150,000 Unlisted Options expiring 23 November 2009 exercisable at $0.65 each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes for Ordinary Shares Options rank equally on exercise to ordinary shares.
5	Issue price or consideration	Ordinary Shares for $101,300 Unlisted Options for Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	80,000 shares issued on conversion of 80,000 options at $0.60 on exercise of existing options granted by the company. 82,000 shares issued on conversion of 82,000 options at $0.65 on exercise of existing options granted by the company 150,000 Unlisted Options granted pursuant to shareholder resolution at the Company's Annual general Meeting held on 23 November 2006
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 December 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	107,648,133 (see Part3)	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,694,667	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [X] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	46,790,000
39	Class of +securities for which quotation is sought	Ordinary
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Release from Escrow

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
107,648,133	Ordinary

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 December 2006
(Company secretary)

Print name: Kevin Hollingsworth..

== == == == ==

+ See chapter 19 for defined terms.

82-34929

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Mesoblast Ltd**
ABN	**109 431 870**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donal O'Dwyer
Date of last notice	16 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct Interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	23 November 2006
No. of securities held prior to change	150,000 options to acquire 150,000 ordinary shares
Class	Ordinary
Number acquired	150,000 options to acquire 150,000 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	300,000 options to acquire 300,000 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Options issued as per approval at AGM on 23 November 2006

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Nil
Interest acquired	Nil
Interest disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Nil
Interest after change	Nil

+ See chapter 19 for defined terms.

END